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ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC FILE NUMBER
8-52141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIDOTI & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1212 AVENUE OF THE AMERICAS, 15th FL
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

369 LEXINGTON AVE, 25th FL (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 14 2018
Washington DC
416

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, PETER SIDOTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIDOTI & COMPANY, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

ASIM HAMID
Notary Public - State of New York
NO. 01HA6247344
Qualified In New York County
My Commission Expires Aug 29, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNT FIRM THEREON)

DECEMBER 31, 2017

SIDOTI & COMPANY, LLC

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2015.

New York, New York
February 12, 2018

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	3,893,386
Restricted Cash		518,665
Total cash and cash equivalents		4,412,050
Receivables from clearing brokers, including clearing deposits of $165,000		941,170
Research fees receivable		59,041
Property and equipment, net		108,098
Prepaid expenses and other assets		417,206
Total Assets	$	5,937,565
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	371,419
Bonuses payable		9,962
Commissions payable		234,974
Deferred conference fees		140,000
Deferred research revenue		114,990
Deferred rent		92,792
Due to parent		49,885
Total liabilities		1,014,022
Member's equity		4,923,543
Total Liabilities and Member's Equity	$	5,937,565

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). In addition, the Company is a member under the Ontario Securities Commission. The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. All customer transactions are cleared through the Company's clearing broker-dealer on a fully-disclosed basis. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC"), formed on March 1, 1999.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain financial statements amounts may not add or agree due to rounding.

These financial statements were approved by management and available for issuance on February 12, 2018. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and Computer software costs	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition from Research Income

The Company records income from research services at the time there is persuasive evidence of an arrangement, the services have been rendered, the revenue is fixed or determinable and collectability is reasonably assured. The Company currently generates revenues from research activities through three types of arrangements. First, a client may issue a cash payment directly to the Company for access to research. Second, the Company has entered into third party arrangements in which institutional clients execute trades with a limited number of brokers and instructs those brokers to issue a cash payment to the Company. In these arrangements, the amount of the fee is determined by the client on a case by case basis, agreed to by the Company and an invoice is sent to the payor. For the first and second types of arrangements, revenue is recognized and an invoice is sent once an arrangement exists, access to research has been provided, a specific amount is fixed or determined, and collectability is reasonably assured. None of these arrangements obligate clients to a fixed amount of fees for research, either through trading commissions or direct or indirect cash payments, nor do they obligate the Company to provide a fixed quantity of research or execute a fixed number of trades. Furthermore, the Company is not obligated under any arrangement to make commission payments to third parties on behalf of clients. The third source is revenue from alpha capture arrangements in which the Company participates. Revenue from these transactions are determined by the alpha capture sponsor and recognized upon receipt.

Revenue Recognition from Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded in accordance with the terms of the investment banking agreements. Investment banking revenues are recognized when the offering is deemed complete and is presented net of estimated related expenses. On final settlement, typically within 90 days from the trade date of the transaction, the Company adjusts these amounts to reflect the actual transaction-related expenses and resulting investment banking fee.

Revenue Recognition from Seminar and Conference Income

Seminar and conference income is recognized when earned. Advances received which are related to seminar and conference income are deferred until earned.

Revenue Recognition from Company Sponsored Research ("CSR") and Deferred Research Revenue

The Company has a company-sponsored research business, in which, research coverage is paid for by the issuer which is the subject of the research. Contracts provide for the payment of fees prior to the publication of research reports, resulting in deferred research revenue. The Company is contractually obligated to publish four or five reports pursuant to its contracts with issuers, and recognizes 20% (if 5 reports are required) or 25% (if 4 reports are required) of the total value of the contractual fee upon the publication of each of the required reports.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued)

Receivable from Clearing Broker

The Company clears customer transactions through another broker-dealer on a fully-disclosed basis. At December 31, 2017, the receivable from clearing brokers consisted mainly of commissions related to securities transactions.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2017, the Company did not have any investment banking fees receivable.

Research Fees Receivable

Research fees receivable is comprised of receivables from the Company's research transactions. No allowance for doubtful accounts was deemed necessary.

New Revenue Recognition Standard

In May 2014, ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") was issued, which is a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In July 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers - Deferral of the Effective Date," which defers the implementation of this new standard to be effective for fiscal years beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, "Identifying Performance Obligations and Licensing," and in May 2016, the FASB issued ASU 2016-12, "Narrow-Scope Improvements and Practical Expedients," which amend certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. In December 2016, the FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers" to clarify the codification or to correct unintended application of guidance. In September 2017 and November 2017, the FASB issued ASU 2017-13, "Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)" and ASU 2017-14, "Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606)" which amends certain aspects of the new revenue recognition standard.

The Company will adopt the new standards as of January 1, 2018 on a modified retrospective basis, as needed, through a cumulative-effect adjustment directly to retained earnings as of that date. The Company determined that the effect of adopting the new standards to its retained earnings as of January 1, 2018 will be immaterial and the adoption is not otherwise expected to have a significant impact as of the filing of this report. As for 2018, the Company anticipates these new standards will cause the Company to record investment banking revenue on a gross, rather than net basis, but the Company does not otherwise expect these new standards to materially impact the manner in which revenue is recognized in its other business lines.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (Due to Parent)

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2017, the Company recorded UBT expenses of $48,900 in the Statement of Operations and the liability on the Company's Statement of Financial Condition is included under the caption Due to Parent.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $3,820,533 which was $3,720,533 in excess of its minimum requirement of $100,000.

Under the clearing arrangement with the clearing broker-dealer, the Company is required to maintain a certain minimum level of net capital. At December 31, 2017, the Company was in compliance with such requirement.

3. Commitments

Operating Leases

The Company is obligated under various operating lease, sublease and licensing agreements for their office locations, database management systems, certain data services and telephonic/internet-related lines and services, which expire through September 2020. The office leases contain escalation clauses based on increased costs incurred by the landlord, and the Company records the differences between amounts charged to operations and amounts paid as deferred rent. The Company is also obligated under various contracts for certain data services on a year-to year basis. Rent expense and data expenses under these agreements for the year ended December 31, 2017 was approximately $1,255,470.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2017, are approximately as follows:

Year Ending December 31,	
2018	$ 692,900
2019	582,200
2020	362,500
	$1,637,600

Borrowings

In February 2013, the Company entered into a line of credit financing agreement with its bank which expired in April 2014. The Company amended the agreement with the bank in March 2014 to extend the expiration date until May 2015 and subsequently amended it three times to extend the expiration date until May 2016, May 2017 and May 2018, respectively. The financing provided the Company with a secured revolving credit loan in the aggregate principal of $2,000,000. The line of credit is secured by substantially all of the assets of the Company and a guarantee from the managing member of Holding LLC. The loan bears interest at a minimum of 4%. As of December 31, 2017, the Company had no borrowings under the line of credit agreement.

In June 2014, the Company entered into a master letter of credit agreement and loan agreement with a financial institution for the purposes of obtaining a standby letter of credit to secure the sublease for its headquarters. The standby letter of credit, in the amount of $519,000, is subject to a 1.0% annual fee. If the Company does not make payments under the agreements to the financial institution when they are due, such payments will be subject to a default interest rate of 4% greater than the floating rate of 2% above the Wall Street Journal Prime Rate. The agreements will remain outstanding so long as the Company has an obligation under the agreements to the financial institution. The standby letter of credit was scheduled to terminate in May 2017, but was extended several

3. Commitments (continued)

Borrowings

times and remained in effect as of December 31, 2017. See Subsequent Events. The standby letter of credit is secured by a pledge of our assets and a personal guarantee from the managing member of Holding LLC.

4. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. At December 31, 2017, the receivables from the clearing brokers' represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $165,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains principally all its cash and cash equivalents in two financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company's exposure is solely dependent upon daily bank balances and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2017, amounts in excess of insured limits were $3,912,050.

5. Property and equipment

Details of property and equipment at December 31, 2017 are as follows:

Office equipment	$ 358,529
Furniture and fixtures	45,428
Computer software	342,387
Leasehold improvements	89,981
	836,325
Less accumulated depreciation and amortization	728,227
	$ 108,098

For the year ended December 31, 2017, depreciation and amortization expense was approximately $53,115 and the Company incurred a loss on the disposal of property and equipment of approximately $109,310.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2017, the Company elected not to make a contribution.

8. Subsequent Events Disclosure

The Company's latest extension of its letter of credit expired on January 28, 2018 and the financial institution that issued the instrument released the related collateral on February 9, 2018. As of that date, the $519,000 of cash that was restricted on the Company's balance sheet at December 31, 2017 was no longer under restriction.

9. Contingencies

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition. At December 31, 2017, New York State was conducting a sales tax audit on the Company for the period beginning September 2014 and ending May 2017. At this time, the Company is unable to determine the extent, if any, of any associated tax liability.

10. Due to Parent

As of December 31, 2017, the Company was indebted to the Parent for $49,885 primarily for UBT Taxes. There are no other significant transactions or expense sharing arrangements among the Company and the Parent.